Exhibit 99.1

Jiayin Group Inc. Reports Second Quarter 2020 Unaudited Financial Results

--Total Loan Origination Volume Facilitated by Institutional Investors Exceed 98% --

SHANGHAI, September 2, 2020 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Operational and Financial Highlights :

•	Loan origination volume[1] was RMB2,238 million (US$316.8 million), representing a decrease of 54.3% from the same period of 2019, and a decrease of 22.7% sequentially.
•	Average borrowing amount per borrower was RMB6,981 (US$988.1), representing a decrease of 2.0% from the same period of 2019.
•	Repeat borrowing rate[2] was 72.0%, compared with repeat borrowing rate of 50.8% from the same period of 2019.
•	Institutional funding accounted for 98.6% of the total loans facilitated, compared with nil from the same period of 2019.
•	Net revenue was RMB245.0 million (US$34.7 million), representing a decrease of 61.5% from the same period of 2019, and a decrease of 21.9% sequentially.
•	Operating income was RMB48.0 million (US$6.8 million), representing a decrease of 74.1% from the same period of 2019, and a decrease of 6.1% sequentially.
•	Net income was RMB41.1 million (US$5.8 million), representing a decrease of 75.6% from the same period of 2019, and an increase of 4.1% sequentially.

Mr. Yan Dinggui, the Founder, Director and Chief Executive Officer, commented: “We made significant progress in completing our transition to institutional funding sources and sustained decent profitability, despite regulatory uncertainties and economic challenges due to COVID-19.  In the second quarter, the loan origination volume funded by institutions reached 98.6%.  This was quite an accomplishment, considering that institutions funded only 26.9% in the first quarter and none at all a year ago! We are proud of our rapid expansion of funding sources towards institutions. Completing this funding transition while delivering solid financial results creates a solid foundation for us to resume growth in the near future.”

[1]	“Loan origination volume” refers to the total amount of loans facilitated in Mainland China during the period presented.
[2]	“Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

Second Quarter 2020 Financial Results

Net revenue was RMB245.0 million (US$34.7 million), representing a decrease of 61.5% from the same period of 2019.

Revenue from loan facilitation services was RMB163.2 million (US$23.1 million), representing a decrease of 65.8% from the same period of 2019. The decrease was primarily due to reduced loan origination volume. The loan facilitation service fees from loans funded by institutional funding partners were RMB159.6 million (US$22.6 million), which represented 97.8% of our total revenue from loan facilitation services, compared with nil in the same period of 2019.

Revenue from post-origination services was RMB39.8 million (US$5.6 million), representing a decrease of 53.6% from the same period of 2019. The decrease was due to the lower outstanding loan balance as well as the disposal of Shanghai Caiyin Asset Management Co. Ltd. (“Shanghai Caiyin”), which previously provided certain post-origination loan services.

Origination and servicing expense were RMB50.9 million (US$7.2 million), representing a decrease of 60.1% from the same period of 2019, primarily due to the lower volume of loans facilitated by the Company.

Allowance for uncollectible receivables and contract assets was RMB10.7 million (US$1.5 million), representing a decrease of 84.9% from the same period of 2019, primarily due to reduced loan origination, and the greater effort in credit assessment that improved the Company’s loan performance.

Sales and marketing expense were RMB64.6 million (US$9.1 million), representing a decrease of 56.9% from the same period of 2019, primarily due to lower customer acquisition expenses and reduced advertisement spending for promotional activities.

General and administrative expense were RMB36.6 million (US$5.2 million), representing a decrease of 28.9% from the same period of 2019, primarily due to the decrease in share-based compensation expense and reduced travel and other business-related expenses.

Research and development expense were RMB34.1 million (US$4.8 million), representing a decrease of 32.5% from the same period of 2019, primarily due to the decrease in share-based compensation expense and a more streamlined team in technology and development department due to the business transition.

Income from operations was RMB48.0 million (US$6.8 million), representing a decrease of 74.1% from the same period of 2019, and a decrease of 6.1% sequentially.

Net income was RMB41.1 million (US$5.8 million), representing a decrease of 75.6% from the same period of 2019, and an increase of 4.1% sequentially.

Cash and cash equivalents were RMB69.9 million (US$9.9 million) as of June 30, 2020, compared with RMB66.8 million as of March 31, 2020.

Conference Call

The Company will host a conference call to discuss its financial results on Wednesday, September 2, 2020 at 8:00 a.m. US. Eastern Time (8:00 PM Beijing/Hong Kong Time).

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4177177

A replay of the conference call may be accessed by phone at the following numbers until September 10, 2020. To access the replay, please reference the conference ID 4177177.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China		+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at  http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2020. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	122,149	69,864	9,889
Restricted cash	—	2,000	283
Amounts due from related parties[3]	130,722	143,296	20,282
Accounts receivable, net[3]	139,164	78,178	11,065
Loan receivables, net[3]	—	5,938	840
Short-term investment[3]	69,618	70,651	10,000
Prepaid expenses and other current assets	91,002	81,128	11,483
Deferred tax assets	68,292	68,292	9,666
Property and equipment	39,084	29,079	4,116
Right-of-use assets	37,215	15,162	2,146
Long-term investment	3,826	7,206	1,021
TOTAL ASSETS	701,072	570,794	80,791
LIABILITIES AND EQUITY
Payroll and welfare payable	48,524	41,602	5,888
Amounts due to related parties	872	12,992	1,839
Refund liabilities	180,104	113,238	16,028
Tax payables	179,421	216,898	30,700
Accrued expenses and other current liabilities	158,705	128,797	18,230
Other Payable related to the disposal of Shanghai Caiyin	839,830	684,011	96,815
Lease liabilities	35,215	13,297	1,883
TOTAL LIABILITIES	1,442,671	1,210,835	171,383
SHAREHOLDERS' DEFICIT
Class A ordinary shares (US$ 0.000000005 par value; 100,100,000 shares issued and outstanding as of December 31, 2019 and June 30, 2020)[4]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 116,000,000 shares issued and outstanding as of December 31, 2019 and June 30, 2020)[4]	0	0	0
Additional paid-in capital	777,408	794,332	112,431
Accumulated deficit	(1,519,731)	(1,438,613)	(203,623)
Other comprehensive income	469	4,006	567
Total Jiayin Group shareholder's deficit	(741,854)	(640,275)	(90,625)
Non-controlling interests	255	234)	33)
TOTAL SHAREHOLDERS' DEFICIT	(741,599)	(640,041)	(90,592)
TOTAL LIABILITIES AND DEFICIT	701,072	570,794	80,791

[3] The Company has adopted “ASC 326, Financial Instruments — Credit Losses” beginning January 1, 2020 . As of  now, the adoption of the new guidance did not have material impacts on the Company’s results of operations, financial condition or liquidity.

[4] The total shares authorized for both Class A and Class B are 10,000,000,000,000.

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of nil and RMB 5,517 for 2019Q2 and 2020Q2, nil and RMB 6,635 for 2019H1 and 2020H1, respectively)	635,616	244,989	34,676	1,366,947	558,515	79,053
Operating cost and expenses:
Origination and servicing	(127,670)	(50,926)	(7,208)	(246,104)	(114,862)	(16,258)
Allowance for uncollectible accounts receivable and contract assets	(70,751)	(10,721)	(1,518)	(114,545)	(41,126)	(5,821)
Sales and marketing	(149,818)	(64,647)	(9,150)	(321,251)	(158,084)	(22,375)
General and administrative	(51,460)	(36,561)	(5,174)	(100,751)	(74,825)	(10,591)
Research and development	(50,497)	(34,108)	(4,828)	(104,219)	(70,475)	(9,975)
Total operating cost and expenses	(450,196)	(196,963)	(27,878)	(886,870)	(459,372)	(65,020)
Income from operation	185,420	48,026	6,798	480,077	99,143	14,033
Interest income (expense)	308	3,257	461	(174)	5,239	741
Other income, net	9,963	3,134	443	13,482	4,151	588
Income before income taxes and income (loss) from investment in affiliates	195,691	54,417	7,702	493,385	108,533	15,362
Income tax expense	(27,045)	(14,006)	(1,982)	(70,523)	(27,943)	(3,955)
Income (loss) from investment in affiliates	—	702	99	—	(27)	(4)
Net income	168,646	41,113	5,819	422,862	80,563	11,403
Less: net income (loss) attributable to non-controlling interest shareholders	(227)	471	66	(227)	(555)	(78)
Net income attributable to Jiayin Group Inc.	168,873	40,642	5,753	423,089	81,118	11,481
Weighted average shares used in calculating net income per share:
- Basic and diluted	209,123,333	216,100,000	216,100,000	204,561,667	216,100,000	216,100,000
Net income per share:
- Basic and diluted	0.81	0.19	0.03	2.07	0.38	0.05
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	7	(396)	(56)	7	3,572	506
Comprehensive income	168,653	40,717	5,763	422,869	84,135	11,909
Comprehensive income (loss) attributable to non-controlling interest	(227)	474	67	(227)	(520)	(73)
Total comprehensive income attributable to Jiayin Group Inc.	168,880	40,243	5,696	423,096	84,655	11,982